Exhibit 99.1

2825 Airview Boulevard

Kalamazoo, MI 49002

Press release

Number: 2022-02

Date: January 6, 2022

Stryker announces definitive agreement to acquire Vocera Communications

Kalamazoo, Michigan – January 6, 2022 – Stryker (NYSE: SYK) announced today a definitive merger agreement to acquire all of the issued and outstanding shares of common stock of Vocera Communications, Inc. (NYSE: VCRA) for $79.25 per share, or a total equity value of approximately $2.97 billion and a total enterprise value of approximately $3.09 billion (including convertible notes). Vocera, which was founded in 2000, has emerged as a leading platform in the digital care coordination and communication category. The importance of this growing segment has continued to expand throughout the pandemic as it aims to reduce cognitive overload for caregivers and enables them to deliver the best patient care possible.

Vocera brings a highly complementary and innovative portfolio to Stryker’s Medical division that will address the increasing need for hospitals to connect caregivers and disparate data-generating medical devices, which will help drive efficiencies and improve safety and outcomes. Vocera’s highly developed software competency, unique and innovative hardware solutions, and the ability to securely enable remote communication between patients and their families, complements Stryker’s Advanced Digital Healthcare offerings. The combined business will further advance Stryker’s focus on preventing adverse events throughout the continuum of care.

“This acquisition underscores our commitment and focus on our customer,” stated Kevin Lobo, Chair and Chief Executive Officer, Stryker. “Vocera will help Stryker significantly accelerate our digital aspirations to improve the lives of caregivers and patients.”

“Today’s milestone represents an exciting opportunity for Vocera given the clear alignment of mission, goals and culture between our two organizations and our ability to drive even greater economic and clinical value for our customers,” said Brent Lang, Chairman and Chief Executive Officer, Vocera.

Under the terms of the merger agreement, Stryker will commence a tender offer for all outstanding shares of common stock of Vocera for $79.25 per share in cash. The boards of directors of both Stryker and Vocera have unanimously approved the transaction. The closing of the transaction is subject to expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, completion of the tender offer and other customary closing conditions.

The acquisition is expected to close in the first quarter of 2022 and is expected to have a neutral impact to net earnings per diluted share in 2022.

Stryker will host a conference call for financial analysts at 11:00 AM ET today to discuss additional details regarding the proposed transaction.

To register for this conference call, please use the following link: Stryker Conference Call. After registering, a confirmation will be sent via email, including dial-in details and unique conference call access codes required for call entry. Registration is open throughout the live call. To ensure you are connected prior to the beginning of the call, the company suggests registering a minimum of 15 minutes before the start of the call.

A simultaneous webcast of the call will be accessible via the Investor Relations page of the company’s website at www.stryker.com. For those not planning to ask a question of management, the company recommends listening via the webcast. Please allow 15 minutes to register, download and install any necessary software.

Following the conference call, a replay will be available at (866) 813 9403 (Toll Free) or (929) 458 6194 (International). The replay access code is 560097. An archive of the webcast will also be available on the company’s website two hours after the live call ends.

About Stryker

Stryker is one of the world’s leading medical technology companies and, together with its customers, is driven to make healthcare better. The company offers innovative products and services in Orthopaedics, Medical and Surgical, and Neurotechnology and Spine that help improve patient and hospital outcomes. More information is available at www.stryker.com.

About Vocera

The mission of Vocera Communications, Inc. is to improve the lives of healthcare professionals, patients, and families. Founded in 2000, Vocera provides clinical communication and workflow solutions that help protect and connect team members, increase operational efficiency, enhance quality of care and safety, and humanize the healthcare experience. More than 2,300 facilities worldwide, including nearly 1,900 hospitals and healthcare facilities, have selected Vocera solutions to enable their workforce to communicate and collaborate with co-workers and engage with patients and families. Mobile workers can choose the right device for their role or task, including smartphones or one of the company’s wearable communication devices, and use voice commands to easily reach people by name, role, or group. The hands-free Vocera Smartbadge was named to TIME’s list of the 100 Best Inventions of 2020. Vocera solutions can integrate with more than 150 clinical and operational systems, including electronic health records, nurse call systems, ventilators, physiological monitors, and more. In addition to healthcare, Vocera solutions are found in aged care facilities, veterinary hospitals, schools, luxury hotels, retail stores, power facilities, and more. Visit www.vocera.com to learn more and follow @VoceraComm on Twitter.

Forward-looking statements

This press release contains information that includes or is based on forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Such factors include, but are not limited to: the impact on our operations and financial results of the COVID-19 pandemic and any related policies and actions by governments or other third parties; the failure to satisfy any of the closing conditions to the acquisition of Vocera, including the receipt of any required regulatory clearances (and the risk that such clearances may result in the imposition of conditions that could adversely affect the expected benefits of the transaction); delays in consummating the acquisition of Vocera; unexpected liabilities, costs, charges or expenses in connection with the acquisition of Vocera; the effects of the proposed Vocera transaction (or the announcement thereof) on the parties relationships with employees, customers, other business partners or governmental entities;

weakening of economic conditions that could adversely affect the level of demand for our products; pricing pressures generally, including cost-containment measures that could adversely affect the price of or demand for our products; changes in foreign exchange markets; legislative and regulatory actions; unanticipated issues arising in connection with clinical studies and otherwise that affect U.S. Food and Drug Administration approval of new products, including Vocera products; potential supply disruptions; changes in reimbursement levels from third-party payors; a significant increase in product liability claims; the ultimate total cost with respect to recall-related matters; the impact of investigative and legal proceedings and compliance risks; resolution of tax audits; the impact of the federal legislation to reform the United States healthcare system; costs to comply with medical device regulations; changes in financial markets; changes in the competitive environment; our ability to integrate and realize the anticipated benefits of acquisitions in full or at all or within the expected timeframes, including the acquisition of Vocera; and our ability to realize anticipated cost savings. Additional information concerning these and other factors is contained in our filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

Additional Information and Where to Find It

The tender offer for the outstanding shares of common stock of Vocera Communications, Inc. (“Vocera”) referenced in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Vocera or any other securities. At the time the tender offer is commenced, Stryker Corporation (“Stryker”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, and Vocera will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. VOCERA SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Vocera stockholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Stryker will be available free of charge on Stryker’s website, www.stryker.com, or by contacting Stryker’s investor relations department at preston.wells@stryker.com. Copies of the documents filed with the SEC by Vocera will be available free of charge on Vocera’s website, investors.vocera.com, or by contacting Vocera’s investor relations department at sdooley@vocera.com. In addition, Vocera stockholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Contacts

For investor inquiries please contact:

Preston Wells, Vice President, Investor Relations at 269-385-2600 or preston.wells@stryker.com

For media inquiries please contact:

Yin Becker, Vice President, Chief Corporate Affairs Officer at 269-385-2600 or yin.becker@stryker.com